SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) (AMENDMENT NO. 12)(1)

Jennifer Convertibles, Inc.

(Name of Issuer)

Common Stock (par value $.01 per share)

(Title of Class of Securities)

476153101

(CUSIP Number)

Jennifer Convertibles, Inc.

419 Crossways Park Drive

Woodbury, NY 11797

(516) 496-1900

Attention: Harley J. Greenfield

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

with copies to:

Kenneth R. Koch, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue, 25th Floor

New York, New York 10017

(212) 935-3000

November 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 476153101                      13D                           Page 2 of 14 Pages

  1  NAMES OF REPORTING PERSONS

    Harley J. Greenfield

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]

                                                      (b) [  ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*         OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEM 2(d) or 2(e) [  ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF

SHARES        7   SOLE VOTING POWER             1,598,324*

BENEFICIALLY

OWNED BY           * Includes options to purchase an aggregate

EACH REPORTING    of 1,000,995 shares of common stock and

PERSON WITH       300,000 shares of common stock underlying

                  options to acquire convertible preferred

                  stock.

              8   SHARED VOTING POWER           0

              9   SOLE DISPOSITIVE POWER        1,598,324*

                  * Includes options to purchase an aggregate

                  of 1,000,995 shares of common stock and

                  300,000 shares of common stock underlying

                  options to acquire convertible preferred

                  stock.

             10   SHARED DISPOSITIVE POWER      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

    PERSON

                                                1,598,324*

    * Includes options to purchase an aggregate of 1,000,995

    shares of common stock and 300,000 shares of common

    stock underlying options to acquire convertible

    preferred stock.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES* [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%(1)

14  TYPE OF REPORTING PERSON                      IN

(1)  On the basis of 5,793,058 shares of Common Stock reported by the Company to be issued and outstanding as of November 21, 2005 in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on November 25, 2005.

CUSIP No. 476153101  13D    Page 3 of 14 Pages

  1  NAMES OF REPORTING PERSONS

     Edward B. Seidner

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]

                                                       (b) [  ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*   OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEM 2(d) or 2(e) [  ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF

SHARES        7   SOLE VOTING POWER             656,883*

BENEFICIALLY

OWNED BY          * Includes options to purchase an aggregate

EACH REPORTING    of 100,000 shares of common stock.

              8   SHARED VOTING POWER           0

              9   SOLE DISPOSITIVE POWER        656,883*

                  * Includes options to purchase an aggregate

                  of 100,000 shares of common stock.

             10   SHARED DISPOSITIVE POWER      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                656,883*

    * Includes options to purchase an aggregate of 100,000

      shares of common stock.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES* [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.1%(1)

14  TYPE OF REPORTING PERSON                     IN

(1)  On the basis of 5,793,058 shares of Common Stock reported by the Company to be issued and outstanding as of November 21, 2005 in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on November 25, 2005.

CUSIP No. 476153101                      13D                           Page 4 of 14 Pages

  1  NAMES OF REPORTING PERSONS

     Estate of Fred J. Love

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]

                                                       (b) [  ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*    OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEM 2(d) or 2(e) [  ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF

SHARES          7   SOLE VOTING POWER             385,662

BENEFICIALLY

OWNED BY        8   SHARED VOTING POWER           0

EACH REPORTING

                9   SOLE DISPOSITIVE POWER        385,662

               10   SHARED DISPOSITIVE POWER      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

    PERSON

                                                  385,662

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES* [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.7%(1)

14  TYPE OF REPORTING PERSON                      OO

(1)  On the basis of 5,793,058 shares of Common Stock reported by the Company to be issued and outstanding as of November 21, 2005 in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on November 25, 2005.

CUSIP No. 476153101                      13D                           Page 5 of 14 Pages

  1  NAMES OF REPORTING PERSONS

     Jonathan Warner

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]

                                                      (b) [  ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*    OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEM 2(d) or 2(e) [  ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF

SHARES        7   SOLE VOTING POWER             0

BENEFICIALLY

OWNED BY      8   SHARED VOTING POWER           385,662

EACH

REPORTING     9   SOLE DISPOSITIVE POWER        0

PERSON WITH

             10   SHARED DISPOSITIVE POWER      385,662

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

    PERSON

                                                385,662

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES* [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  6.7%(1)

14  TYPE OF REPORTING PERSON                    IN

(1)  On the basis of 5,793,058 shares of Common Stock reported by the Company to be issued and outstanding as of November 21, 2005 in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on November 25, 2005.

CUSIP No. 476153101                      13D                           Page 6 of 14 Pages

  1  NAMES OF REPORTING PERSONS

     Jara Enterprises, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]

                                                       (b) [  ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*    OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEM 2(d) or 2(e) [  ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF

SHARES        7   SOLE VOTING POWER             0

BENEFICIALLY

OWNED BY      8   SHARED VOTING POWER           93,579

EACH

REPORTING     9   SOLE DISPOSITIVE POWER        0

PERSON WITH

             10   SHARED DISPOSITIVE POWER      93,579

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

    PERSON

                                                93,579

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES* [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.6%(1)

14  TYPE OF REPORTING PERSON                    CO

(1)  On the basis of 5,793,058 shares of Common Stock reported by the Company to be issued and outstanding as of November 21, 2005 in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on November 25, 2005.

CUSIP No. 476153101                      13D                           Page 7 of 14 Pages

  1  NAMES OF REPORTING PERSONS

     Convertible Enterprises, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]

                                                       (b) [  ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*    OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEM 2(d) or 2(e) [  ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF

SHARES        7   SOLE VOTING POWER             0

BENEFICIALLY

OWNED BY      8   SHARED VOTING POWER           15,929

EACH

REPORTING     9   SOLE DISPOSITIVE POWER        0

PERSON WITH

             10   SHARED DISPOSITIVE POWER      15,299

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

    PERSON

                                                15,929

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES* [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0.3%(1)

14  TYPE OF REPORTING PERSON                    CO

(1)  On the basis of 5,793,058 shares of Common Stock reported by the Company to be issued and outstanding as of November 21, 2005 in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on November 25, 2005.

CUSIP No. 476153101                      13D                           Page 8 of 14 Pages

  1  NAMES OF REPORTING PERSONS

     Bright Star Enterprises, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]

                                                      (b) [  ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*     OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEM 2(d) or 2(e) [  ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF

SHARES         7   SOLE VOTING POWER             0

BENEFICIALLY

OWNED BY       8   SHARED VOTING POWER           25,000

EACH

REPORTING      9   SOLE DISPOSITIVE POWER        0

PERSON WITH

              10   SHARED DISPOSITIVE POWER      25,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

    PERSON

                                                 25,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES* [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.4%(1)

14  TYPE OF REPORTING PERSON                     CO

(1)  On the basis of 5,793,058 shares of Common Stock reported by the Company to be issued and outstanding as of November 21, 2005 in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on November 25, 2005.

CUSIP No. 476153101                      13D                           Page 9 of 14 Pages

  1  NAMES OF REPORTING PERSONS

     Jennifer Advertising, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[  ]

                                                       (b)[  ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*    OO

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEM 2(d) or 2(e) [  ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF

SHARES         7   SOLE VOTING POWER             0

BENEFICIALLY

OWNED BY       8   SHARED VOTING POWER           36,000

EACH

REPORTING      9   SOLE DISPOSITIVE POWER        0

PERSON WITH

              10   SHARED DISPOSITIVE POWER      36,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

    PERSON

                                                  36,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*[  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0.6%(1)

14  TYPE OF REPORTING PERSON                      CO

(1)  On the basis of 5,793,058 shares of Common Stock reported by the Company to be issued and outstanding as of November 21, 2005 in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on November 25, 2005.

Statement on Schedule 13D/A

under the

Securities Exchange Act of 1934, as amended

Introduction

          This Statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons (as defined in Item 2), constitutes Amendment No. 12 to the Statement on Schedule 13D previously filed which relates to each of the undersigned's beneficial ownership of shares of common stock, par value $.01 per share, of Jennifer Convertibles, Inc., whose principal executive offices are located at 419 Crossways Park Drive, Woodbury, New York 11797. Unless otherwise indicated, all terms referred to herein shall have the same respective meanings as those set forth in the Schedule 13D previously filed.

Item 1.        Security and Issuer.

          The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock") of Jennifer Convertibles, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 419 Crossways Park Drive, Woodbury, NY 11797.

Item 2.        Identity and Background.

          (a)  The name of the persons and entities filing this Statement (the "Reporting Persons") are: Harley J. Greenfield ("Greenfield"), Edward B. Seidner ("Seidner"), the Estate of Fred J. Love ("Love"), Jonathan Warner ("Warner"), Jara Enterprises, Inc. ("Jara"), Convertible Enterprises, Inc. ("Convertible"), Bright Star Enterprises, Inc. ("Bright Star") and Jennifer Advertising, Inc. ("Advertising").

          (b)  The business address of Greenfield and Seidner is 419 Crossways Park Drive, Woodbury, NY 11797. The business address of Love, Warner, Jara, Convertible, Bright Star and Advertising is One Ames Court, Plainview, New York  11803.  Love came into existence upon the death of Fred J. Love in October 2004.

          (c)  Greenfield is currently a member of the Company's Board of Directors (the "Board"), the Chairman of the Board and the Chief Executive Officer of the Company. Seidner is currently the Executive Vice President of the Company. Love is the sole stockholder of Jara. Warner has been appointed the trustee of Love.

          (d)  The Reporting Persons have not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

          (e)  The Reporting Persons have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Greenfield, Seidner and Warner are citizens of the United States. Jara, Convertibles, Bright Star and Advertising are New York corporations.

Item 3.        Source and Amount of Funds or Other Consideration.

          On November 21, 2005, Greenfield and Seidner purchased and Jara (through its subsidiary Convertible) sold an aggregate of 200,000 shares (100,000 shares each) of common stock, par value $.01 per share, of Jennifer Convertibles, Inc. for an aggregate purchase price of $500,000 ($250,000 each), with such purchase price being set-off and applied to outstanding, unpaid interest owed to Greenfield and Seidner by Jara.

Item 4.        Purpose of Transaction.

          Greenfield transferred to his former spouse (1) 122,729 shares of Common Stock on February 25, 2003 and (2) 129,385 shares issuable upon the exercise of options to purchase Common Stock on February 25, 2004; pursuant to a court order in connection with his divorce settlement.

           (a) through (j)  The Reporting Persons, except for Greenfield and Seidner in their capacities as officers and directors of the Company, have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of  Item 4 of the instructions to this Statement.

Item 5.        Interest in Securities of the Issuer.

           (a)  and (b)  The following table sets forth, as of November 21, 2005, information regarding the beneficial ownership of the Common Stock by each Reporting Person and by all Reporting Persons as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class Outstanding as of November 21, 2005*
Greenfield	1,598,324(2)	22.5
Seidner	656,883(3)	11.1
Love	385,662(4)(5)(6)	6.7
Warner	385,662(5)(6)	6.7
Jara	93,579(5)(6)	1.6
Convertible	15,929(7)	0.3
Bright Star	25,000(7)	0.4
Advertising	36,000(7)	0.6
All Reporting Persons as a group (eight persons)	2,640,869	36.7

* On the basis of 5,793,058 shares of Common Stock reported by the Company to be issued and outstanding as of November 21, 2005 in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on November 25, 2005.

(1)  All of such shares are owned directly with sole voting and dispositive power, unless otherwise noted below.

(2)  Includes (a) 297,329 shares of common stock, (b) 300,000 shares of Common Stock underlying options to acquire convertible preferred stock granted to Greenfield by Klaussner and (c) 1,000,995 shares issuable upon the exercise of options to purchase Common Stock.

(3)  Includes (a) 556,883 shares of Common Stock and (b) 100,000 shares issuable upon the exercise of options to purchase Common Stock.

(4)  Includes (a) 93,579 shares of Common Stock owned by Jara, of which Love has sole voting and  dispositive power; and (b) 292,083 shares of Common Stock owned directly by Love.

(5)  Warner has been appointed the sole trustee of Love, which holds all outstanding shares of Jara's capital stock. Warner has shared voting and dispositive power of all shares of the Company's Common Stock of which Jara may be deemed to be the beneficial owner.

(6)  Includes shares of Common Stock owned by Convertible, Bright Star and Advertising, all of which are wholly-owned subsidiaries of Jara.

(7)  All of such shares are beneficially owned by Love, the sole stockholder of Jara.

            (c)  Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

            (d)  None.

            (e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships

               with Respect to Securities of the Issuer.

               The information included in Item 3 of this Statement is hereby incorporated by reference into this Item 6.

Item 7.        Material To Be Filed As Exhibits.

               Exhibit 99.    Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2005                 /s/ Harley J. Greenfield

                                 Harley J. Greenfield

December 1, 2005                 /s/ Edward B. Seidner

                                 Edward B. Seidner

                                 Estate of Fred J. Love

December 1, 2005                 By:/s/ Jonathan Warner

                                 Name:  Jonathan Warner

                                 Title: Trustee

December 1, 2005                 /s/ Jonathan Warner

                                 Jonathan Warner

                                 Jara Enterprises, Inc.

December 1, 2005                 By: /s/ Jane Love

                                 Name:  Jane Love

                                 Title:  Interim President

                                 Convertible Enterprises, Inc.

December 1, 2005                 By: /s/ Jane Love

                                 Name:  Jane Love

                                 Title:  Interim President

                                 Bright Star Enterprises, Inc.

December 1, 2005                 By: /s/ Jane Love

                                 Name:  Jane Love

                                 Title:  Interim President

                                 Jennifer Advertising, Inc.

December 1, 2005                 By: /s/ Jane Love

                                 Name:  Jane Love

                                 Title:  Interim President